  Exhibit 8

SUBSIDIARIES OF VUANCE LTD. AS OF MAY 31, 2011

Name of Subsidiary	Jurisdiction of Organization	Percent Owned

Vuance Inc.	United States	100%
Vuance RFID Inc.*	United States	100%
S.B.C. Aviation Ltd.	Israel	100%
SuperCom Slovakia A.S.	Slovakia	66%
PureRFid Inc.	United States	100%

* Vuance RFID Inc. has an Israeli wholly-owned subsidiary, Vuance RFID Ltd.